

January 15, 2021

BY EMAIL

Michael A. Ramirez
Law Department
Pacific Life Insurance Company
Pacific Life & Annuity Company
700 Newport Center Drive
Newport Beach, California 92660

Re: Separate Account A of Pacific Life Insurance Company ("PLIC"); Registration Statement
      on Form N-4 (File Nos. 811-08946 and 333-250190) ("PLIC Registration Statement")
      and
      Separate Account A of Pacific Life & Annuity Company ("PLAC"); Registration
      Statement on Form N-4 (File Nos. 811-09203 and 333-250191) ("PLAC Registration
      Statement")

Dear Mr. Ramirez:

        The staff has reviewed the above-referenced initial registration statements on Form N-4
filed by PLIC and PLAC (each, a "Company") under the Securities Act of 1933 as amended, and
the Investment Company Act of 1940, as amended, on November 19, 2020 (each, a "registration
statement"). All capitalized terms not otherwise defined herein have the respective meanings
given to them in the registration statements.

GENERAL

1. Our comments are made with respect to the PLIC Registration Statement and reference page
    numbers in that registration statement. Unless otherwise specified, please apply these
    comments to the parallel disclosure in the PLAC Registration Statement.

2. Please confirm that Portfolio expense figures and date references will be updated as
    necessary and all missing information, including all exhibits and financial statements, will be
    filed in pre-effective amendments to the registration statements. We may have additional
    comments on such portions when you complete them in the pre-effective amendments, on
    disclosures made in response to this letter, on information supplied supplementally, or on
    exhibits filed in the pre-effective amendments.

3. Where a comment is made with regard to disclosure in one location of a registration
    statement, it is applicable to all similar disclosure appearing elsewhere in the registration
    statement. In particular, to the extent applicable, all comments relating to: (i) the Future

Income Generator ("FIG") (Single) rider apply to the FIG (Joint) rider; (ii) the CoreIncome Advantage Select ("Core") (Single) rider apply to the Core (Joint) rider; (iii) the FIG (Single) rider apply to the Core (Single) rider; and (iv) the FIG (Joint) rider apply to the Core (Joint) rider.

4. Please clarify supplementally whether there are any guarantees or support agreements with third parties to support any contract features or benefits, or whether each Company will be solely responsible for any benefits or features associated with the Contracts issued by its separate accounts.

PROSPECTUS SUPPLEMENT

5. The end of the Prospectus Supplement advises investors to speak with their Schwab investment professional. If the Contract will not be marketed exclusively to Schwab clients, delete this reference. Otherwise, please make clear in the disclosure here and on the cover of the prospectus that this Contract is only available for Schwab clients.

PROSPECTUS

<u>Prospectus Cover</u>

6. Please add the following, or substantively similar disclosure, immediately after the first sentence on the Prospectus cover page:

> The contracts offer various optional living and death benefit riders for an additional cost. The living benefit riders vary in terms of the age that the Owner must be before the benefits become payable and other terms. Work with your financial professional to determine which benefits are best suited to your financial needs. [Insert cross references to the appropriate discussions in the Prospectus.]

<u>General</u>

7. Headings and subheadings in the Prospectus may be difficult for some readers to locate because of the absence of spaces before and after such items to set them off, inconsistent formatting at the same heading or subheading level and because they are often in the same font size as the text they introduce. Please reformat the Prospectus to clearly set off headings and subheadings, ensure that the same levels of headings and subheadings are formatted consistently, and that headings and subheadings are made more prominent for easier reference.

<u>Table of Contents</u>

8. Some of the headings/subheadings and page number references in the Table of Contents do not match the headings/subheadings and page numbers of the text of the Prospectus (*e.g.*, the heading "Charges, Fees and Deductions -- page 14 in the Table of Contents is labelled "Fees

and Expenses" and appears on page 13 of the Prospectus). Please reconcile the Table of Contents and Prospectus headings as necessary.

Overview

Investments ("Purchase Payments") (p. 8)

9. The second paragraph of this section alternately references both "riders" and "living benefit riders" when discussing restrictions on additional Purchase Payments. Please clarify in the disclosure whether the Company reserves the right to restrict additional Purchase Payments on all riders, including death benefit riders, or only the living benefit riders. If the restrictions also apply to the death benefit riders, please revise the disclosure and also address the effect on the death benefit riders if additional Purchase Payments are restricted. Please make corresponding changes to the parallel disclosure under "Optional Riders" on page 10 and "Making Additional Purchase Payments" on page 24.

Transferring Among Investment Options (p. 9)

10. The transfer restrictions are alternately disclosed as "[o]nly 2 transfers in any calendar month may involve any of the following Investment Options" and "[o]nly 2 transfers into or out of each of the following Investment Options may occur in any calendar month". If there is a substantive distinction between the two statements, please revise the disclosure to make the distinction clearer. If the transfer restrictions are identical, please conform the disclosure. Please make corresponding changes to the parallel disclosure under "Transfers and Market-timing Restrictions" on pages 26-27.

Optional Riders (pp. 10-12)

11. The first sentence of this section, states that all of the optional riders "may be discontinued for purchase at any time without prior notice." We note that the death benefit riders and the FIG riders must be purchased at Contract issue. Therefore, until the Prospectus is amended to delete these riders, they must continue to be offered. Please delete the quoted language throughout. With respect to the Core rider, the Company must amend the Prospectus before it can discontinue Core rider purchases at Contract Anniversaries. The Company may reserve its right to discontinue Core rider purchases at Contract Anniversaries, provided that the disclosure notes that the Prospectus will be amended prior to eliminating such rights. Please make corresponding changes under "Optional Death Benefit Riders" on page 41 and elsewhere that similar disclosure may appear.

12. Similar to your disclosure relating to the Optional Living Benefit Riders on page 11, prior to the summary discussion of the optional death benefit riders, please add an introduction (with an appropriate subheading) stating that death benefit riders are available through this Contract for an additional cost and that the following is a list of death benefit riders currently available.

13. Please add the following at the beginning of the discussion of the Stepped-Up Death Benefit on page 11: "This rider is not available for Contracts issued in California. See Return of Purchase Payments Death Benefit II below for Contracts issued in California."

Optional Living Benefit Riders (pp. 11-12)

14. The introductory discussion of the living benefit riders states that "[t]he riders have the same basic structure with differences in the percentage that may be withdrawn each year and how long the withdrawals may last (for example, for a single life or for joint lives)." We note that the riders have different annual charges and different ages at which guaranteed minimum withdrawals begin. The FIG riders include an Annual Credit feature and permit owner-elected resets that the Core riders do not. The Core single and joint riders may be exchanged for one another on any Contract Anniversary (if then available) while the FIG riders cannot. In addition, the Core single rider permits a surviving spouse to continue the rider while the FIG single rider does not. In light of these differences, please revise the foregoing statement. Please make corresponding changes to the parallel disclosure in the introductory paragraph to "Guaranteed Minimum Withdrawal Benefit" on pages 48-49.

15. In the same paragraph, please include the age at which guaranteed minimum withdrawals begin under each rider.

Fees and Expenses (pp. 13-14)

16. In the discussion following the Periodic Expenses table on page 13, for clarity please disclose whether the Death Benefit Rider Charge will continue after the Annuity Date.

Examples (p. 16)

17. The introduction to the examples states that "[t]he minimum amounts do not include an optional death benefit rider." Please also state, if accurate, that the minimum amounts also do not include a living benefit rider."

Your Investment Options

Your Fixed Option (p. 23)

18. Please state whether or not investor can invest in the Fixed Option if he/she elects a living benefit rider.

Purchasing Your Contract

How to Apply for Your Contract (p. 24)

19. The second paragraph of this section states that an investor may purchase a Contract by exchanging his/her existing annuity. Please add the following disclosure, or substantively similar disclosure, to this discussion:

> Some investment professionals may have a financial incentive to offer you this Contract in place of the one you already own. You should only exchange your existing contract for this Contract if you determine, after comparing the features, fees, and risks of both contracts, that it is preferable for you to purchase this Contract rather than continue your existing contract.

How Your Purchase Payments Are Allocated

Choosing your Investment Options (p.25)

20. Please state in the first paragraph of this section that if a living benefit rider is purchased, an Owner's entire Contract Value must be allocated to the Investment Options the Company makes available for the living benefit riders.

Transfers and Market-timing Restrictions—Transfers (p. 26)

21. Please qualify the statement below to reflect that if a living benefit rider is purchased, Contract Value allocated to a living benefit rider may be allocated only to the Investment Options the Company makes available for such riders and provide a cross reference to the section disclosing the investment options available under the riders:

> Once your Purchase Payments are allocated to the Investment Options you selected, you may transfer your Account Value from any Investment Option to any other Investment Option.

Charges, Fees and Deductions

Withdrawal Charge (pp. 29-30)

22. If accurate, please revise to explain that the term "surrender charge period" in the following sentence means Purchase Payments that are still subject to a Withdrawal Charge:

> We also account for any eligible Purchase Payments that are still in the surrender charge period that may be withdrawn without incurring a withdrawal charge (*e.g.* free 10%).

Mortality and Expense Risk Charge (pp. 30-31)

23. So that investors may easily locate the disclosure, please add a reference to the Optional Death Benefit Rider charges in the heading for this subsection.

Living Benefit Rider Charges—CoreIncome Advantage Select (Single and Joint) (p. 33)

24. The last paragraph of this section states, "[o]nce your Contract Value is zero, the Rider annual charge will no longer be deducted." Please specify whether deductions will stop in the quarter during which the Contract Value is reduced to zero or the following quarter.

Fund Expenses (p. 34)

25. Please explain in the second paragraph of this section that "two tiered level of expenses" means that a fund-of-funds portfolio will pay a proportional share of the fees and expenses of the underlying funds in which it invests, in addition to its own fees; and, as a result, an investor will be subject to two layers of fees with respect to investments in the fund-of-funds portfolio.

Annuitization

Annuity Options (p. 36)

26. For the annuity options listed in this section please clarify, if true, that both fixed and variable payouts are available for each option. In this regard, see the discussion under "Other Annuity Options."

27. The Company states under "Joint and Survivor Life" that "[i]f one or both Annuitants die prior to the first payment the death benefit would be calculated as described under the Death Benefits and Optional Death Benefit Riders section of the Prospectus and no annuity payment would be made." Please supplementally confirm that the Contract Value cannot be annuitized if any Annuitant dies prior to the first annuity payment. This comment also applies to the parallel disclosure under "Joint Life With Period Certain (fixed or variable)". If the statement in "Joint Life With Period Certain (fixed or variable)" is accurate and will be retained, please add "and no annuity payment would be made" to the end of the relevant sentence.

Other Annuity Options (pp. 37-38)

28. For annuity options 1-4 discussed in this section, please indicate when annuitization becomes effective and what would happen if the Annuitant(s) pass(es) away (i) prior to the first payment or (ii) after the first payment has processed.

29. The Company uses the terms "Joint and Survivor Life" and "Joint Life" throughout the Prospectus. If there are no differences between these terms, please select one term and use it

consistently throughout the Prospectus. Otherwise, please explain in the Prospectus the material differences between these terms under the Contract, the riders and for purposes of choosing annuity options.

Optional Death Benefit Riders

30. Please disclose in the introduction to this section whether the Company reserves the right to reject or restrict, at its discretion, any additional Purchase Payments for a death benefit rider and whether it will provide advance notice of any such restrictions.

Return of Purchase Payments Death Benefit and Return of Purchase Payments Death II (pp. 41-42) and Stepped-Up Death Benefit (pp. 42-44) and Stepped-Up Death Benefit II (pp. 44-45)

31. Under the definition of "Total Adjusted Purchase Payments" for each rider please explain in plain English what "compliant withdrawals under the withdrawal benefit rider" means.

32. Under the definition of "Pro Rata Reduction" for each rider the Company states that "[t]he reduction made, when the Contract Value is less than the sum of all Purchase Payments made into the Contract, may be greater than the actual amount withdrawn." Please supplementally confirm that the reference to "the sum of all Purchase Payments" in this statement is correct and should not instead reference the Total Adjusted Purchase Payment amount immediately prior to the withdrawal.

33. In the "Termination" subsection of each rider, the disclosure states that the rider will remain in effect until the earlier of "a full withdrawal of the amount available for withdrawal is made under the Contract". Please revise this disclosure in plain English so that a reader understands what kind of withdrawal will terminate the rider. Please make conforming changes to all parallel disclosure.

Stepped-Up Death Benefit (pp. 42-44) and Stepped-Up Death Benefit II (pp. 44-45)

34. Please remove the underlined portion of the following sentence which appears on each of pages 43 and 44. The underlined disclosure is made previously and may impede understanding of the sentence by suggesting that the rider can be purchased at a time other than at initial purchase:

> If you purchase this Rider at the time your application is completed, upon the death of any Owner (or any Annuitant in the case of a Non-Natural Owner), prior to the Annuity Date, the death benefit proceeds will be equal to the greater of (a) or (b) below:

35. In the discussion of Owner Change on page 43, the Company states that if there is an Owner change under the circumstances described in that section, including an Owner change to someone other than the previous Owner's spouse, the "Guaranteed Minimum Death Benefit Amount will be reset to equal the Total Adjusted Purchase Payments amount (under the Death Benefit Amount) on the effective date of the Owner change". The example on page

119 states that during Contract Year 5 the Owner changes to someone other than the previous Owner's spouse, the "Total Adjusted Purchase Payments on the effective date of the Owner change (the "Change Date") will be reset to equal the *lesser* of the Contract Value as of the Change Date or the Total Adjusted Purchase Payments as of the Change Date. . . . [and the] Guaranteed Minimum (Stepped-Up) Death Benefit Amount will be reset to equal the Total Adjusted Purchase Payments amount … as of the Change Date." Please reconcile the discrepancy in the calculation of the Guaranteed Minimum Death Benefit Amount.

36. In the discussion of Owner Change on page 43, the Company states that "[o]n each Contract Anniversary after the Change Date … we recalculate the Death Benefit Amount for each Milestone Date and set it equal to the greater of: the Contract Value on that Contract Anniversary, or the Total Adjusted Purchase Payments on the Change Date." Please supplementally confirm that the reference to "Change Date" in the prior sentence should not be a reference to "that Contract Anniversary".

37. For the Stepped-Up Death Benefit rider, please disclose what the death benefit proceeds will be if any Owner (or Annuitant in the case of a Non-Natural Owner) dies prior to the first Milestone Date and prior to the Annuity Date.

Withdrawals

Optional Withdrawals (p. 45)

38. The disclosure states "[y]ou may surrender your Contract and make a full withdrawal at any time after the right to cancel period." Since the Contract may be surrendered and a full withdrawal made during the right to cancel period, please delete "after the right to cancel period" from the sentence.

39. The disclosure states that "partial withdrawals from any fixed option in any Contract Year may be subject to restrictions." Please disclose these restrictions or provide a cross reference to the applicable disclosure in the Prospectus.

40. The disclosure includes a cross reference to "The General Account". Please supplementally confirm that the cross reference is in the proper location. Please also add a statement as to the purpose of the cross reference.

Amount Available for Withdrawal (p. 45)

41. The Company states that "[i]f you own living benefit riders, taking a withdrawal before a certain age or a withdrawal that is greater than the allowed annual withdrawal amount under a rider, may result in adverse consequences such as a reduction in rider benefits or the failure to receive lifetime withdrawals under the rider." Please add that such withdrawals may also terminate the rider.

Withdrawals Free of a Withdrawal Charge (pp. 45-46)

42. The Company states that "[f]or purposes of determining the free withdrawal amounts, withdrawal of mandatory required minimums from certain Qualified Plans are included within the calculations." Please revise this statement in plain English (*i.e.*, withdrawals of mandatory required minimums from certain Qualified Plans are counted towards the free withdrawal amount for a Contract Year). Please disclose whether withdrawal of the maximum annual withdrawal amount allowed under a living benefit rider is counted towards the free withdrawal amount for a Contract Year.

Effective Date of Withdrawal Requests (p. 47)

43. The Company states: "[w]ithdrawal requests we receive before the close of the New York Stock Exchange, which usually closes at 4:00 p.m. Eastern time, will be effective at the end of the same Business Day that we receive them In Proper Form *unless the transaction or event is scheduled to occur on another Business Day*." Please supplementally explain what is meant by the italicized portion of the preceding statement and how it is consistent with the requirements of Rule 22c-1 under the Investment Company Act of 1940.

Right to Cancel ("Free Look") (p. 47)

44. If accurate, please add "plus any amounts deducted as Contract fees and charges" to the end of the following sentence "[i]n addition, if your Contract was issued as an IRA and you return your Contract within 7 calendar days after you receive it, we will return the greater of your Purchase Payments (less any withdrawals made) or the Contract Value."

45. The disclosure states that "[i]f state law requires that your Purchase Payments must be allocated to Investment Options different than you requested, we will comply with state requirements and your Purchase Payments will be held in the Fidelity VIP Government Money Market." Please either (i) revise the disclosure to cover only situations where state law requires a return of premium or (ii) explain the basis for the statement "if state law requires that your Purchase Payments must be allocated to Investment Options different than you requested."

Living Benefit Riders

General Information (pp. 47-48)

46. The Company states that "[n]o riders may be purchased after the Contract date." Please revise this disclosure to reflect that the Core riders may be purchased on the Contract date and at any Contract Anniversary (if then available).

47. In the comparison table on page 48 please add, if true, (i) under "Guaranteed Withdrawal Percentage" -- "Before Age 59 ½ -- 0%" to the FIG rider column; (ii) "(youngest Designated Life for Joint rider)" or similar language to both columns under "Age Lifetime Withdrawals

Begin"; and (iii) line items for "Exchanges Between the Single and Joint Riders," "Spousal Continuation of a Single Rider" and "Termination by Request".

48. The Company states that "[t]aking a withdrawal before a certain age or a withdrawal that is greater than the annual withdrawal amount ("excess withdrawal") under a particular Rider may result in adverse consequences such as a permanent reduction in optional Rider benefits or the failure to receive lifetime withdrawals under a Rider." Please revise "optional Rider benefits" to "Rider benefits" as the former suggests that these are optional features of the Rider (rather than that the purchase of the Rider itself is optional). Please also add that such withdrawals may also terminate the rider.

Withdrawal Benefit Rider Exchanges (p. 50)

49. The Company states that "[g]enerally, if your Contract Value is lower than the Protected Payment Base under your existing Rider, your election to exchange from one rider to another may result in a reduction in the Protected Payment Base and any applicable Protected Payment Amount and Remaining Protected Balance that may be applied." The term "Remaining Protected Balance" is not discussed in the Prospectus. Please explain the term and its function in the applicable rider structure.

Future Income Generator (Single) and Future Income Generator (Joint) (pp. 50-60)

50. To the extent applicable, please revise the disclosure relating to the FIG riders to reflect the changes made in response to Staff comments provided on the Company's Post-Effective Amendment No. 15 to its registration statement filed on October 23, 2020.

How the Rider Works

51. The Company states on pages 52 and 57 that "you should consult your tax or legal advisor prior to purchasing this Contract and guarantee, the primary benefit of which is guaranteeing withdrawals." Please replace the reference to "guarantee" in this context with "rider" or "optional rider" in each place it appears.

Depletion of Contract Value

52. The Company states on pages 53 and 58 if the Designated Life or youngest Designated Life for a joint rider "is age 59½ or older and the Contract Value was reduced to zero by a withdrawal that did not exceed the Protected Payment Amount (except that an RMD Withdrawal may exceed the Protected Payment Amount), the following will apply …" Please clarify, if accurate, that Contract Value could be reduced to zero through withdrawals (except that an RMD Withdrawal may exceed the Protected Payment Amount), fees or market performance. Please make any applicable changes to the parallel disclosure for the Core riders on pages 62 and 65.

Annuitization

53. Please bold the following paragraph in each place it appears:

> **If you annuitize the Contract at any time prior to the maximum Annuity Date specified in your Contract, your annuity payments will be determined in accordance with the terms of your Contract. The Protected Payment Base and Protected Payment Amount under this Rider will not be used in determining any annuity payments and your annuity payments received may be less than the Protected Payment Amount you are entitled to receive for life under the Rider. Work with your financial professional to determine if you should annuitize your Contract before the maximum Annuity Date or stay in the accumulation phase and continue to take withdrawals under the Rider.**

CoreIncome Advantage Select (Single) (pp. 60-63) and CoreIncome Advantage Select (Joint) (pp. 63-67)

54. For the Core riders, please consider disclosing whether an investor will receive the current Annual Charge Percentage in effect on (i) the date that his/her application is signed or (ii) the Contract issue date.

Definitions

55. The last sentence of the definition of "Protected Payment Amount" on page 60 states that "[t]he initial Protected Payment Amount will depend upon the age of the youngest Designated Life." We note that the Core single rider allows for only a single Annuitant and further that the Protected Payment Amount remains 5.0% of the Protected Payment Base once the Designated Life reaches 65. Please revise this sentence or supplementally explain why it is accurate.

56. The last sentence of the definition of "Protected Payment Amount" on page 64 states that "[t]he initial Protected Payment Amount will depend upon the age of the youngest Designated Life." We note that the Protected Payment Amount remains the 4.5% of the Protected Payment Base once the youngest Designated Life reaches 65. Please revise this sentence or supplementally explain why it is accurate.

Termination

57. The disclosure states on pages 63 and 67 that the Rider will automatically terminate on the earliest of … the day you exchange this Rider for another withdrawal benefit Rider". The Company states earlier that "[s]ubject to availability, you may elect to exchange between the CoreIncome Advantage Select (Single) and CoreIncome Advantage Select (Joint) Riders on any Contract Anniversary." Please except out this exchange from the termination provision.

Sample Calculations

58. Please revise the reference on page 67 to the "CoreIncome Advantage Select (Single) Sample Calculations Appendix" to the "CoreIncome Advantage Select (Joint) Sample Calculations Appendix".

Federal Tax Issues—Qualified Contracts—General Rules (pp. 72-74)

59. Please make any necessary updates to the information related to changes in withdrawal requirements resulting from the CARES Act.

Distribution Arrangements (p. 80)

60. The PLIC and PLAC Registration Statements contain different figures for commissions that may be paid to broker-dealers. Please reconcile the disclosure.

State Considerations (pp. 81-85)

61. Please add the CT state required material changes discussed elsewhere in the Prospectus to this section so that a CT resident can easily locate the disclosure. .

Sample Calculations Appendices

Future Income Generator (Single & Joint) Sample Calculations Appendix (pp. 90-99)

62. Please revise the Sample Calculations Appendix for the FIG riders to reflect all changes made in response to Staff comments provided on the Company's Post-Effective Amendment No. 15 to its registration statement filed on October 23, 2020.

63. In Example #4 which is titled "Withdrawal Exceeding Protected Payment Amount (Including any applicable withdrawal charges or taxes)," the withdrawal amount of $10,000 exceeds to Protected Payment Amount but "[w]ithdrawal charges do not apply as this amount was within the free withdrawal amount." To illustrate the effect of withdrawal charges on the Contract Value and Protected Payment Amount, please include another example based on the same set of facts, except that the withdrawal exceeds both the Protected Payment Amount and the free withdrawal amount.

64. In Example #6, please include a column in the table to reflect Contract Values or supplementally explain why inclusion of a Contract Value column would not be useful to investors.

***CoreIncome Advantage (Single) Sample Calculations Appendix (pp. 100-105) and
CoreIncome Advantage (Joint) Sample Calculations Appendix (pp. 106-112)***

65. In Example #4 which is titled "Withdrawal Exceeding Protected Payment Amount," the withdrawal amount of $30,000 exceeds both the Protected Payment Amount and the free withdrawal amount. Please revise (i) the title of the example to reflect applicable withdrawal charges or taxes and (ii) the example itself to illustrate the effect of withdrawal charges on the Contract Value and Protected Payment Amount. In addition, please include in each example a discussion of the difference in calculation if the withdrawal is requested as a gross amount vs a net amount. In this regard, see Example #4 of the FIG Sample Calculations Appendix. If the Company believes that the revised example would cover too many concepts, please consider providing two examples (*i.e.*, one in which the withdrawal does not exceed the free withdrawal amount and another in which it does).

66. *Core (Joint) Sample Calculations Appendix Only.* If the youngest Designated Life is 65 years of age or older, the Protected Payment Amount for this rider is equal to 4.5% of the Protected Payment Base. However, all of the sample calculations in this appendix assume a Protected Payment amount equal to 5.0% of the Protected Payment Base. Please revise the sample calculations in this appendix to reflect the Protected Payment Amount offered for the rider.

Return of Purchase Payments Death Benefit Sample Calculations Appendix (pp. 113-116)

67. In the withdrawal examples during Contract Year 11, if accurate, please explain that the reduction made to the Total Adjusted Purchase Payment Amount was greater than the actual amount withdrawn because the Contract Value at the time of the withdrawal was less than the Total Adjusted Purchase Payments.

Stepped-Up Death Benefit and Stepped-Up Death Benefit II Sample Calculations Appendix (pp. 117-119)

68. The examples state that in Contract Year 3 an additional purchase payment of $25,000 is made and no withdrawals have been made. Based on the Prospectus disclosure, we would expect the Contract Value and the Guaranteed Minimum Death Benefit Amount to be the same after the purchase payment. Please explain why the Contract Value after the purchase payment increases from $106,090 to $133,468 while the Guaranteed Minimum Death Benefit Amount increases from $106,090 to $131,090.

69. The example on page 119 states that during Contract Year 9 death occurs. The examples use the term "Standard Death Benefit Amount" which is not defined in the Prospectus. Please define the term or rephrase so that a definition is not needed.

Financial Highlights (Condensed Financial Information) (p. 120)

70. Please confirm supplementally that condensed financial information has not been provided for any Subaccount offered under the Contract because no such Subaccount has commenced operations as of the date of the Prospectus. Alternatively, if any Subaccount has been previously made available under any other contract offered through the same separate account (*e.g.,* the other contract has the same underlying fund option and same total separate account expense), then please include in the Prospectus the accumulation unit values and number of accumulation units outstanding for each such subaccount from the date of its inception (or for ten years, if less).

STATEMENT OF ADDITIONAL INFORMATION

Exhibits

71. Please confirm that the Company will file a new opinion and consent of counsel as to the legality of the Contracts being registered on this registration statement.

72. Please file new powers of attorney that authorize the filing of this registration statement.

* * * *

A response to this letter should be in the form of a pre-effective amendments filed pursuant to Rule 472 under the Securities Act. The pre-effective amendments should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

We remind you that the Companies and their management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

You may contact me at (202) 551-6907 or chooy@sec.gov if you have any questions.

Sincerely,
/s/ Yoon Choo
Senior Counsel

cc: Andrea Ottomanelli Magovern, Assistant Director
Sally Samuel, Branch Chief